Filed by GTECH S.p.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GTECH S.p.A.; International Game Technology

Filer's SEC File No.: 333-146050

Date: March 9, 2015

NEWS RELEASE

GTECH ANNOUNCES 2014 FOURTH QUARTER

AND FULL YEAR RESULTS

•                  Solid Q4 driven by strong product sales in the Americas and International; stable service revenues overall

•                  Sharp growth in Q4 Operating Income excluding one-off items related to IGT transaction

•                  Full-year results (EBITDA, CapEx, Operating Income, NFP) at or ahead of guidance excluding one-offs

•                  IGT acquisition currently expected to close on April 7, 2015

GTECH 2014 Fourth Quarter and Full Year Results Comparison

Consolidated Income Statement (€/M)	Q4 2014	Q4 2013	% chg	Full Year 2014	Full Year 2013	% chg
Revenues	809.5	773.1	4.7	3,069.7	3,062.8	0.2
EBITDA	261.1	244.6	6.7	1,078.4	1,036.7	4.0
Operating Income	97.0	103.8	(6.6)	567.0	559.1	1.4
Net Income (Loss) Attributable to Owners	(92.8)	1.3	—	83.3	175.4	(52.5)
Diluted Earnings (Loss) Per Share	(0.54)	0.01	—	0.48	1.01	(52.5)

EBITDA is principally comprised of operating income plus depreciation, amortization, and impairment. EBITDA is considered an alternative performance measure that is not a defined measure under International Financial Reporting Standards (“IFRS”) and may not take into account the recognition, measurement and presentation requirements associated with IFRS. We believe that EBITDA assists in explaining trends in our operating performance, provides useful information about our ability to incur and service indebtedness and is a commonly used measure of performance by securities analysts and investors in the gaming industry. EBITDA should not be considered as an alternative to operating income as an indicator of our performance or to cash flows as a measure of our liquidity. As we define it, EBITDA may not be comparable to other similarly titled measures used by other companies.

ROME (ITALY) and PROVIDENCE, RHODE ISLAND (US) — March 9, 2015 — GTECH S.p.A.’s Board of Directors, chaired by Mr. Lorenzo Pellicioli, today reviewed both the fourth quarter and full year consolidated results, and approved the financial statements for the year ended December 31, 2014.

“We ended 2014 on another robust quarter, with strong product sales in the Americas and International and steady service revenues overall,” said Marco Sala, CEO of GTECH S.p.A.  “We are finalizing the acquisition of IGT, ready to initiate the integration of our two companies, and to consolidate our leadership of the global gaming industry.”

“Our underlying operating performance was very solid in the fourth quarter,” said Alberto Fornaro, CFO of GTECH S.p.A. “Excluding one-off items primarily related to the IGT acquisition, we achieved or exceeded guidance in all our key full-year metrics: EBITDA, CapEx, Operating Income, and Net Financial Position.”

Consolidated Revenues were €809 million, up approximately 5% from €773 million in the fourth quarter of 2013. This increase was principally driven by product sales which rose to €86 million in the quarter from €51 million in the fourth quarter of 2013, chiefly reflecting higher product deliveries in the International and Americas segments. Service revenues were up slightly to €723 million versus the same period last year.

EBITDA was up 7% to €261 million compared to €245 million in the fourth quarter of last year.

Operating Income was €97 million compared to €104 million last year. Operating Income was up 22% to €127 million excluding one-off items which consist of transaction costs of €22 million associated with the pending IGT acquisition and an €8 million adjustment to goodwill related to the sale of the ticketing business in Italy.

Interest Expense was €65 million compared to €42 million last year, the increase being principally due to the bridge facility which was entered into in anticipation of the closing of the IGT acquisition.

Net loss attributable to the owners was €93 million, compared to net income of €1 million in the 2013 fourth quarter, primarily attributable to the make-whole on the early redemption of the 2016 Notes, higher interest expense related to the bridge facility, a higher effective income tax rate primarily related to additional taxation related to the Italian reorganization, as well as the tax settlement and non-deductible costs associated with the IGT acquisition. Diluted loss-per-share was €0.54 compared to income of €0.01 in the fourth quarter of last year. Excluding the one-off items primarily related to the IGT acquisition, net income attributable to the owners was €53 million up from €29 million and Diluted EPS was €0.31 up from €0.17 last year.

Capital Expenditures in the quarter were €66 million.

Fourth Quarter Results by Segment

Americas

Revenues in the Americas segment were up 10% to €262 million in the quarter, compared to €238 million in the fourth quarter of 2013. Product sales in the quarter were €43 million, up €14 million compared to the same period last year, mainly attributable to VLT sales in Oregon. Strong instant ticket sales revenue offset the drop in multistate jackpot activity.

The increase in Operating Income from the Americas segment to €25 million, from €20 million in the fourth quarter of last year, was due to product deliveries in Oregon and Latin America casinos, as well as the contribution from a larger installed base of gaming machines. Operating income was impacted by the settlement related to the termination of Northstar’s private management agreement in Illinois.

During the quarter, Pronosticos Para La Asistencia Publica in Mexico awarded GTECH a new long-term facilities management contract. After the close of the quarter, the Company was also awarded a new contract from the Minnesota Lottery. Additionally, GTECH provided interactive technology and content for the Georgia Lottery’s interactive games, and signed an agreement with MGM Resorts International for GTECH’s first planned Nevada land-based Sports Betting and GTECH OnPremise mobile gaming deployment in the U.S.

International

Revenues in the International segment were €113 million versus €85 million last year, up 34%, driven by product sales in Belgium, higher machine sales to casino customers in EMEA, and higher systems sales in Europe.

International Lottery same store revenues were up approximately 5% compared to the same period in 2013, driven by jackpot game performance across the region and by growth in instant ticket sales in the United Kingdom with the rollout of GTECH’s compact terminals to new retailers. SAZKA in the Czech Republic launched the multijurisdictional game EuroJackpot and also experienced strong instant ticket sales growth.

Operating Income in the International segment was €35 million versus €10 million in the fourth quarter of last year, principally due to higher product sales, the prior year restructuring of a contract in Spain, and cost synergies.

During the quarter, the Company was awarded up to 5,550 of the initial 16,500 VLTs by OPAP in Greece.

Italy

Revenues in Italy were €434 million compared to €450 million in the fourth quarter of 2013, principally due to a higher sports betting payout.

Total Lotto wagers for the quarter were up 4% to €1.75 billion, compared to €1.68 billion last year, driven by 10eLotto, which more than compensated for a weaker late-number pattern. Instant-ticket wagers were up over 1% to €2.44 billion versus €2.41 billion last year, due to the successful launch of a new family of tickets under the brand “Super Settimana,” a new concept of “Annuity” tickets with a weekly prize over a 20-year period.

Machine gaming revenues were €148 million versus €151 million last year.

Revenues from sports betting were €36 million versus €44 million last year, a decrease entirely driven by a higher payout versus the same period last year, while wagers were up 7% mostly driven by virtual betting.

Operating Income of €93 million compared to €115 million last year was impacted by the decrease in gaming machine wagers combined with higher remuneration of the retail chain in order to protect the long term relationships with key partners, and by relevant marketing costs associated with the launch of the new annuity tickets.

Full Year Consolidated Results

For the full year 2014, Revenues were up slightly to €3.07 billion, compared to €3.06 billion in 2013. Service revenues increased by €32 million or over 1% compared to 2013, driven by good performance in the Americas’ segment. Americas’ service revenues grew over 3% to €828 million.

Despite unfavorable jackpot activity, Americas Lottery same store revenues were up slightly to €516 million, benefiting from instant ticket performance in multiple jurisdictions including California, North Carolina, Indiana and Michigan.

International Lottery same store revenues grew 2% driven by continued strong performance in the United Kingdom, Czech Republic and Poland. Product sale revenues were up 9% to €91 million primarily due to a delivery in Belgium.

Lotto wagers in Italy were up 5% to €6.6 billion compared to €6.3 billion last year.  10eLotto wagers grew 22% to €3.6 billion, compared to €3.0 billion last year.  Instant-ticket wagers were €9.4 billion, compared to €9.6 billion last year. Total betting wagers were up 15% to €893 million versus the same period last year, driven by the take-up of virtual betting.

EBITDA was up 4% to €1.08 billion versus €1.04 billion last year and Operating Income grew 1.4% to €567 million versus €559 million in the prior year. When excluding the one-time machine gaming settlement and the provision reversal for litigation resolved in the Company’s favor in Italy last year, EBITDA was up 2%. When excluding the aforementioned items, costs relating to the IGT acquisition, and the sale of the ticketing business in Italy, Operating Income was up approximately 3%.

The effective income tax rate was 66.1% compared to 46.8% in the prior year.  Excluding one-off items in 2014 and 2013, the effective income tax rate would have been 38% and 39%, respectively.

Net income attributable to the owners was €83 million, compared to €175 million in the same period last year. Diluted Earnings-Per-Share (EPS) was €0.48 versus €1.01 last year. Net income attributable to the owners, when excluding one-off items, was €250 million versus €216 million last year, while Diluted EPS was €1.44 versus €1.25 in 2013.

Net of working capital timing benefits in Italy, Cash from Operations was €821 million, compared to €696 million in the prior year.

Capital Expenditures for the full year were €254 million which includes the previously reported investment in Probability Plc, as well as investments in Americas’ Lotteries and Italy’s Gaming and Lotteries product lines.

At December 31, 2014, Consolidated Shareholders’ Equity totaled €2.62 billion.  GTECH had a Net Financial Position (NFP) of €2.59 billion versus €2.51 billion as of December 31, 2013. Excluding one-off items primarily related to the IGT acquisition, NFP would have outperformed guidance at €2.42 billion.

Full Year Stand-Alone Results

GTECH’s stand-alone Net Income in 2014 was €143 million compared to €34 million in 2013.  Total Equity and Liabilities in 2014 were €6.17 billion versus €5.53 billion in 2013.  Cash and Cash Equivalents at the end of 2014 were €10 million compared to €159 million in 2013.

Other Information

Following payment on January 21, 2015 of the interim dividend as of November 30, 2014, no additional dividend payment shall be proposed to the Annual General Meeting, whose call remains subject to the failure to consummate, within the first half-year period, the cross-border merger of the Company into International Game Technology PLC (formerly Georgia Worldwide PLC), in connection with the acquisition of IGT.

To this aim, the Company and International Game Technology PLC intend to file an application with the High Court of England & Wales for the cross-border merger to take effect on April 7, 2015.

GTECH also announced that those shares for which cash exit rights were exercised and not purchased through the pre-emptive offer ended on January 9, 2015, will not be offered on the Mercato Telematico Azionario organized and managed by Borsa Italiana S.p.A. and will therefore be purchased by GTECH.

GTECH management currently expects the closing of the IGT acquisition on April 7, 2015, subject to the receipt of certain customary regulatory and other approvals, including U.K. Court clearance and NYSE listing authorization, among others.

Related news releases: January 13, 2015; December 17, 2014

Declaration

The manager responsible for preparing GTECH’s financial reports, Alberto Fornaro, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this news release corresponds to the document results, books, and accounting records.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning GTECH, IGT, and International Game Technology PLC (“NewCo”) the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of GTECH, NewCo and IGT as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,”, “shall”, “continue”, “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in NewCo’s registration statement on Form F-4 and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB), as well as those included in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Except as required under applicable law, the parties do not assume any obligation to update these forward looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable. All forward-looking statements contained in this communication are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to GTECH or NewCo, or persons acting on their behalf, are expressly qualified in its entirety by the cautionary statements contained throughout this communication. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

Important Information for Investors and Shareholders

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. NewCo has filed with the SEC a registration statement on Form F-4, which was declared effective on 2 January 2015 (file number 333-199096), which includes the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). The registration statement on Form F-4 is available at www.sec.gov under the name “International Game Technology PLC”. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo).

Italian CONSOB Regulation No. 17221

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a subsidiary of GTECH. The merger agreement providing for the GTECH-NewCo merger — which exceeds the thresholds for “significant transactions” pursuant to the Regulation — was approved unanimously by the GTECH board of directors.

The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 31, 2014 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. In connection with the meeting of GTECH shareholders on November 4, 2014 to approve the GTECH-NewCo merger, GTECH has published an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors, executive officers and certain other member of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended 27 September 2014 and its Proxy Statement on Schedule 14A, dated 24 January 2014, which are filed with the SEC.

GTECH S.p.A. is a leading commercial operator and provider of technology in the regulated worldwide gaming markets, delivering best-in-class products and services, with a commitment to the highest levels of integrity, responsibility, and shareholder value creation. The Company is listed on the FTSE MIB at the Italian Stock Exchange under the trading symbol “GTK” and is majority owned by De Agostini S.p.A. In 2014, GTECH had approximately €3.1 billion in revenues and 8,800 employees with operations in approximately 100 countries on six continents. For more information, please visit www.gtech.com.

For further information:

Robert K. Vincent	Simone Cantagallo
GTECH S.p.A.	GTECH S.p.A.
Corporate Communications	Media Communications
T. (+1) 401 392 7452	T. (+39) 06 51899030

This news release and those archived are available at www.gtech.com

Financial Statements for the fourth quarter and full year of 2014 follow:

GTECH S.P.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

	For the three months ended
	December 31,
(€ thousands)	2014	2013
Service revenue	723,504	722,445
Product sales	85,982	50,675
Total revenue	809,486	773,120

Raw materials, services and other costs	433,317	425,245
Personnel	159,894	150,243
Depreciation	66,388	66,463
Amortization	54,825	48,196
Impairment loss (recovery), net	(1,091)	8,083
Capitalization of internal construction costs - labor and overhead	(31,124)	(28,895)
Unusual expense, net	30,306	—
	712,515	669,335

Operating income	96,971	103,785

Interest income	1,361	939
Equity income (loss), net	247	(772)
Other income	856	141
Other expense	(73,288)	(4,951)
Foreign exchange gain (loss), net	2,739	(104)
Interest expense	(65,005)	(41,926)
	(133,090)	(46,673)

Income (loss) before income tax expense	(36,119)	57,112

Income tax expense	57,258	49,912

Net income (loss)	(93,377)	7,200

Attributable to:
Owners of the parent	(92,810)	1,277
Non-controlling interests	(567)	5,923
	(93,377)	7,200

Earnings (loss) per share/ADRs
Basic - net income (loss) attributable to owners of the parent	€(0.54)	€0.01
Diluted - net income (loss) attributable to owners of the parent	€(0.54)	€0.01

	For the year ended
	December 31,
(€ thousands)	2014	2013
Service revenue	2,815,410	2,783,727
Product sales	254,243	279,107
Total revenue	3,069,653	3,062,834

Raw materials, services and other costs	1,548,934	1,585,303
Personnel	571,618	568,266
Depreciation	249,477	254,599
Amortization	206,336	189,684
Impairment loss (recovery), net	(2,195)	6,058
Capitalization of internal construction costs - labor and overhead	(100,788)	(100,208)
Unusual expense, net	29,242	—
	2,502,624	2,503,702

Operating income	567,029	559,132

Interest income	3,658	3,334
Equity loss, net	(1,514)	(965)
Other income	4,007	1,131
Other expense	(79,977)	(11,177)
Foreign exchange loss, net	(1,413)	(2,309)
Interest expense	(204,211)	(163,074)
	(279,450)	(173,060)

Income before income tax expense	287,579	386,072

Income tax expense	189,970	180,837

Net income	97,609	205,235

Attributable to:
Owners of the parent	83,309	175,434
Non-controlling interests	14,300	29,801
	97,609	205,235

Earnings per share/ADRs
Basic - net income attributable to owners of the parent	€0.48	€1.01
Diluted - net income attributable to owners of the parent	€0.48	€1.01

GTECH S.P.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,
(€ thousands)	2014	2013
ASSETS
Non-current assets
Systems, equipment and other assets related to contracts, net	910,095	899,536
Property, plant and equipment, net	77,394	76,382
Goodwill	3,402,201	3,095,466
Intangible assets, net	1,151,472	1,257,297
Investments in associates and joint ventures	24,474	26,894
Other non-current assets	75,495	48,777
Non-current financial assets	21,557	28,886
Deferred income taxes	22,026	14,000
Total non-current assets	5,684,714	5,447,238

Current assets
Inventories	152,042	146,406
Trade and other receivables, net	757,444	904,248
Other current assets	255,288	190,517
Current financial assets	10,386	12,273
Income taxes receivable	5,459	3,574
Cash and cash equivalents	261,184	419,118
Total current assets	1,441,803	1,676,136

TOTAL ASSETS	7,126,517	7,123,374

EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Issued capital	174,976	173,992
Share premium	1,651,498	1,717,261
Treasury shares	(40,211)	—
Retained earnings	171,065	292,847
Other reserves	378,947	15,812
	2,336,275	2,199,912
Non-controlling interests	281,814	403,620
Total equity	2,618,089	2,603,532

Non-current liabilities
Long-term debt, less current portion	1,725,738	2,641,260
Deferred income taxes	177,296	134,278
Long-term provisions	13,038	17,499
Other non-current liabilities	57,728	62,098
Non-current financial liabilities	60,518	60,600
Total non-current liabilities	2,034,318	2,915,735

Current liabilities
Accounts payable	1,022,194	978,598
Short-term borrowings	8,895	851
Other current liabilities	356,414	361,740
Current financial liabilities	275,019	21,503
Current portion of long-term debt	786,878	214,496
Short-term provisions	991	1,185
Income taxes payable	23,719	25,734
Total current liabilities	2,474,110	1,604,107

TOTAL EQUITY AND LIABILITIES	7,126,517	7,123,374

GTECH S.P.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended
	December 31,
(€ thousands)	2014	2013
Cash flows from operating activities
Income before income tax expense	287,579	386,072
Adjustments for:
Depreciation	249,477	254,599
Intangibles amortization	206,427	189,774
Interest expense	204,211	163,074
Make-whole paid in connection with the early extinguishment of debt	72,999	—
Share-based payment expense	7,768	8,611
Disposal of goodwill	7,752	—
Provisions	(655)	(5,304)
Impairment loss (recovery), net	(2,195)	6,058
Non-cash foreign exchange (gain) loss, net	(3,081)	938
Interest income	(3,658)	(3,334)
Other non-cash items	14,288	12,197
Cash foreign exchange loss, net	4,494	1,372
Income tax paid	(161,508)	(170,943)
Cash flows before changes in operating assets and liabilities	883,898	843,114
Changes in operating assets and liabilities:
Inventories	3,312	14,423
Trade and other receivables	127,234	(108,594)
Accounts payable	(396)	(45,220)
Other assets and liabilities	(33,437)	(7,474)
Net cash flows from operating activities	980,611	696,249

Cash flows from investing activities
Purchases of systems, equipment and other assets related to contracts	(191,895)	(183,878)
Acquisitions, net of cash acquired	(26,230)	(7,345)
Purchases of intangible assets	(24,689)	(134,919)
Purchases of property, plant and equipment	(7,892)	(10,370)
Interest received	3,791	7,307
Investment in associate	—	(19,800)
Other	8,609	7,434
Net cash flows used in investing activities	(238,306)	(341,571)

Cash flows from financing activities
Principal payments on long-term debt	(1,058,420)	(102,810)
Interest paid	(158,577)	(143,390)
Dividends paid	(130,525)	(125,920)
Make-whole paid in connection with the early extinguishment of debt	(72,999)	—
Acquisition of non-controlling interest	(72,328)	—
Return of capital - non-controlling interest	(55,163)	(40,087)
Payments on bridge facility	(52,713)	—
Treasury shares purchased	(40,211)	—
Dividends paid - non-controlling interest	(33,079)	(34,062)
Capital increase - non-controlling interest	6,188	71,973
Net proceeds from (repayments of) short-term borrowings	8,079	(170)
Proceeds from financial liabilities	47,823	—
Proceeds from issuance of long-term debt	737,788	—
Other	(26,034)	(3,987)
Net cash flows used in financing activities	(900,171)	(378,453)

Net decrease in cash and cash equivalents	(157,866)	(23,775)
Effect of exchange rate changes on cash	(68)	(12,869)
Cash and cash equivalents at the beginning of the year	419,118	455,762
Cash and cash equivalents at the end of the year	261,184	419,118

GTECH S.P.A. AND SUBSIDIARIES

KEY FINANCIAL INDICATOR COMPARISONS

	For the three months ended
	December 31,		Change
	2014	2013	€	%

Revenue	809,486	773,120	36,366	4.7

EBITDA	261,061	244,612	16,449	6.7

Operating income	96,971	103,785	(6,814)	(6.6)

Net income (loss) attributable to owners of the parent	(92,810)	1,277	(94,087)	>200.0

Diluted earnings (loss) per share	(0.54)	0.01	(0.55)	>200.0

EBITDA
Operating income	96,971	103,785	(6,814)	(6.6)
Depreciation	66,388	66,463	(75)	(0.1)
Amortization	54,825	48,196	6,629	13.8
Impairment loss (recovery), net	(1,091)	8,083	(9,174)	(113.5)
Restructuring costs	8,299	15,104	(6,805)	(45.1)
Unusual expense, net	30,306	—	30,306	—
Other	5,363	2,981	2,382	79.9
	261,061	244,612	16,449	6.7

	For the year ended
	December 31,		Change
	2014	2013	€	%

Revenue	3,069,653	3,062,834	6,819	0.2

EBITDA	1,078,433	1,036,709	41,724	4.0

Operating income	567,029	559,132	7,897	1.4

Net income attributable to owners of the parent	83,309	175,434	(92,125)	(52.5)

Diluted earnings per share	0.48	1.01	(0.53)	(52.5)

EBITDA
Operating income	567,029	559,132	7,897	1.4
Depreciation	249,477	254,599	(5,122)	(2.0)
Amortization	206,336	189,684	16,652	8.8
Unusual expense, net	29,242	—	29,242	—
Restructuring costs	18,398	20,544	(2,146)	(10.4)
Impairment loss (recovery), net	(2,195)	6,058	(8,253)	(136.2)
Other	10,146	6,692	3,454	51.6
	1,078,433	1,036,709	41,724	4.0

	December 31,		Change
	2014	2013	€	%
Net financial position	2,585,478	2,507,319	78,159	3.1

GTECH S.P.A. AND SUBSIDIARIES

OPERATING SEGMENT RESULTS

	For the three months ended
	December 31, 2014				December 31, 2013				Change
(€ thousands)	Italy	Americas	International	Total	Italy	Americas	International	Total	Italy	Americas	International	Total
Service revenue
Lottery	201,997	163,661	51,023	416,681	199,645	149,265	45,308	394,218	2,352	14,396	5,715	22,463
Lottery Management Services	—	18,715	—	18,715	—	30,521	—	30,521	—	(11,806)	—	(11,806)
Total Lottery	201,997	182,376	51,023	435,396	199,645	179,786	45,308	424,739	2,352	2,590	5,715	10,657

Machine Gaming	147,428	22,766	6,382	176,576	150,613	17,826	7,059	175,498	(3,185)	4,940	(677)	1,078
Sports Betting	35,715	1,892	2,146	39,753	44,440	574	1,405	46,419	(8,725)	1,318	741	(6,666)
Commercial Services	30,198	9,081	4,368	43,647	34,960	9,607	4,941	49,508	(4,762)	(526)	(573)	(5,861)
Interactive Gaming	18,457	2,594	6,934	27,985	19,917	1,520	4,712	26,149	(1,460)	1,074	2,222	1,836
Total service revenue	433,795	218,709	70,853	723,357	449,575	209,313	63,425	722,313	(15,780)	9,396	7,428	1,044

Product sales
Lottery	—	8,251	19,213	27,464	—	10,985	6,547	17,532	—	(2,734)	12,666	9,932
Machine Gaming	695	34,514	19,596	54,805	529	18,094	11,939	30,562	166	16,420	7,657	24,243
Sports Betting	—	—	2,008	2,008	—	—	1,931	1,931	—	—	77	77
Interactive Gaming	—	—	1,705	1,705	—	—	650	650	—	—	1,055	1,055
Total product sales	695	42,765	42,522	85,982	529	29,079	21,067	50,675	166	13,686	21,455	35,307

Total segment revenue	434,490	261,474	113,375	809,339	450,104	238,392	84,492	772,988	(15,614)	23,082	28,883	36,351

Purchase accounting				147				132				15
Total revenue				809,486				773,120				36,366

Segment operating income	92,515	25,191	34,717	152,423	114,568	20,484	10,242	145,294	(22,053)	4,707	24,475	7,129
Corporate support (1)				(39,710)				(27,383)				(12,327)
Purchase accounting				(15,742)				(14,126)				(1,616)
Operating income				96,971				103,785				(6,814)

Segment operating margin	21.3%	9.6%	30.6%	18.8%	25.5%	8.6%	12.1%	18.8%

Operating income margin				12.0%				13.4%

(1)         Corporate support expenses are principally comprised of general and administrative expenses and other expenses that are managed at the corporate level, including Restructuring, Corporate Headquarters and Board of Directors expenses.

	For the year ended
	December 31, 2014				December 31, 2013				Change
(€ thousands)	Italy	Americas	International	Total	Italy	Americas	International	Total	Italy	Americas	International	Total
Service revenue
Lottery	795,097	606,521	170,568	1,572,186	785,046	588,406	175,730	1,549,182	10,051	18,115	(5,162)	23,004
Lottery Management Services	—	95,467	—	95,467	—	91,402	—	91,402	—	4,065	—	4,065
Total Lottery	795,097	701,988	170,568	1,667,653	785,046	679,808	175,730	1,640,584	10,051	22,180	(5,162)	27,069

Machine Gaming	569,918	79,811	24,910	674,639	580,874	74,899	27,098	682,871	(10,956)	4,912	(2,188)	(8,232)
Sports Betting	178,533	2,944	7,864	189,341	158,739	2,463	5,937	167,139	19,794	481	1,927	22,202
Commercial Services	127,677	36,209	18,161	182,047	132,111	37,907	19,234	189,252	(4,434)	(1,698)	(1,073)	(7,205)
Interactive Gaming	71,407	6,612	23,163	101,182	77,476	5,882	19,981	103,339	(6,069)	730	3,182	(2,157)
Total service revenue	1,742,632	827,564	244,666	2,814,862	1,734,246	800,959	247,980	2,783,185	8,386	26,605	(3,314)	31,677

Product sales
Lottery	—	56,154	27,290	83,444	—	35,480	20,219	55,699	—	20,674	7,071	27,745
Machine Gaming	2,548	104,985	54,879	162,412	2,844	157,646	58,862	219,352	(296)	(52,661)	(3,983)	(56,940)
Sports Betting	—	—	6,147	6,147	—	—	3,390	3,390	—	—	2,757	2,757
Interactive Gaming	—	—	2,240	2,240	—	—	666	666	—	—	1,574	1,574
Total product sales	2,548	161,139	90,556	254,243	2,844	193,126	83,137	279,107	(296)	(31,987)	7,419	(24,864)

Total segment revenue	1,745,180	988,703	335,222	3,069,105	1,737,090	994,085	331,117	3,062,292	8,090	(5,382)	4,105	6,813

Purchase accounting				548				542				6
Total revenue				3,069,653				3,062,834				6,819

Segment operating income	543,467	88,599	73,756	705,822	499,661	122,164	50,655	672,480	43,806	(33,565)	23,101	33,342
Corporate support (1)				(83,170)				(56,065)				(27,105)
Purchase accounting				(55,623)				(57,283)				1,660
Operating income				567,029				559,132				7,897

Segment operating margin	31.1%	9.0%	22.0%	23.0%	28.8%	12.3%	15.3%	22.0%

Operating income margin				18.5%				18.3%

(1)    Corporate support expenses are principally comprised of general and administrative expenses and other expenses that are managed at the corporate level, including Restructuring, Corporate Headquarters and Board of Directors expenses.

GTECH S.P.A. AND SUBSIDIARIES

AMERICAS SEGMENT

The following tables set forth changes in service revenue and product sales in the three months ended December 31, 2014 compared to the same period in 2013, on a constant currency basis:

	Service Revenue Change
	Constant	Foreign
(€ thousands)	Currency	Currency	Change

Lottery Management Services	(13,167)	1,361	(11,806)
Commercial Services	(330)	(196)	(526)
Lottery	261	14,135	14,396
Interactive Gaming	1,054	20	1,074
Sports Betting	1,283	35	1,318
Machine Gaming	3,179	1,761	4,940
	(7,720)	17,116	9,396

	Product sales Change
	Constant	Foreign
(€ thousands)	Currency	Currency	Change

Machine Gaming	15,459	961	16,420
Lottery	(2,648)	(86)	(2,734)
	12,811	875	13,686

	For the three months ended
	December 31,		Change
(€ thousands)	2014	2013	€	%

Lottery Same-Store Revenues	131,972	132,271	(299)	(0.2)
Wins	1,018	—	1,018	—
Gaming & Other	51,395	46,667	4,728	10.1
Lottery Management Services	17,208	30,375	(13,167)	(43.3)
Foreign Exchange Impact	17,116	—	17,116	—
Total Service Revenue	218,709	209,313	9,396	4.5

The following tables set forth changes in service revenue and product sales in the year ended December 31, 2014 compared to the same period in 2013, on a constant currency basis:

	Service Revenue Change
	Constant	Foreign
(€ thousands)	Currency	Currency	Change

Lottery	17,789	326	18,115
Lottery Management Services	5,721	(1,656)	4,065
Machine Gaming	5,589	(677)	4,912
Commercial Services	1,126	(2,824)	(1,698)
Interactive Gaming	897	(167)	730
Sports Betting	515	(34)	481
	31,637	(5,032)	26,605

	Product Sales Change
	Constant	Foreign
(€ thousands)	Currency	Currency	Change

Machine Gaming	(48,611)	(4,050)	(52,661)
Lottery	23,637	(2,963)	20,674
	(24,974)	(7,013)	(31,987)

	For the year ended
	December 31,		Change
(€ thousands)	2014	2013	€	%

Lottery Same-Store Revenues	515,719	514,278	1,441	0.3
Wins	6,115	—	6,115	—
Gaming & Other	213,639	195,279	18,360	9.4
Lottery Management Services	97,123	91,402	5,721	6.3
Foreign Exchange Impact	(5,032)	—	(5,032)	—
Total Service Revenue	827,564	800,959	26,605	3.3

GTECH S.P.A. AND SUBSIDIARIES

INTERNATIONAL SEGMENT

The following tables set forth changes in service revenue and product sales in the three months ended December 31, 2014 compared to the same period in 2013, on a constant currency basis:

	Service Revenue Change
	Constant	Foreign
(€ thousands)	Currency	Currency	Change

Lottery	2,652	3,063	5,715
Interactive Games	2,123	99	2,222
Sports Betting	636	105	741
Machine Gaming	(428)	(249)	(677)
Commercial Services	(517)	(56)	(573)
	4,466	2,962	7,428

	Product Sales Change
	Constant	Foreign
(€ thousands)	Currency	Currency	Change

Lottery	12,321	345	12,666
Machine Gaming	7,626	31	7,657
Interactive Games	987	68	1,055
Sports Betting	(70)	147	77
	20,864	591	21,455

	For the three months ended
	December 31,		Change
(€ thousands)	2014	2013	€	%

Lottery Same Store Revenue	28,215	26,773	1,442	5.4
Wins	659	—	659	—
Gaming & Other	39,017	36,652	2,365	6.5
Foreign Exchange Impact	2,962	—	2,962	—
Total Service Revenue	70,853	63,425	7,428	11.7

The following tables set forth changes in service revenue and product sales in the year ended December 31, 2014 compared to the same period in 2013, on a constant currency basis:

	Service Revenue Change
	Constant	Foreign
(€ thousands)	Currency	Currency	Change

Lottery	(7,605)	2,443	(5,162)
Machine Gaming	(1,315)	(873)	(2,188)
Commercial Services	(1,096)	23	(1,073)
Sports Betting	1,537	390	1,927
Interactive Gaming	2,797	385	3,182
	(5,682)	2,368	(3,314)

	Product Sales Change
	Constant	Foreign
(€ thousands)	Currency	Currency	Change

Lottery	6,692	379	7,071
Sports Betting	2,337	420	2,757
Interactive Gaming	1,528	46	1,574
Machine Gaming	(4,691)	708	(3,983)
	5,866	1,553	7,419

	For the year ended
	December 31,		Change
(€ thousands)	2014	2013	€	%

Lottery Same Store Revenue	106,411	104,286	2,125	2.0
Wins	3,235	—	3,235	—
Gaming & Other	132,652	143,694	(11,042)	(7.7)
Foreign Exchange Impact	2,368	—	2,368	—
Total Service Revenue	244,666	247,980	(3,314)	(1.3)

GTECH S.P.A. AND SUBSIDIARIES

ITALY SEGMENT

	For the three months ended
	December 31,		Change
(€ thousands)	2014	2013	€	%
Service revenue
Lotto	105,360	103,555	1,805	1.7
Instant tickets	96,637	96,090	547	0.6
Lottery	201,997	199,645	2,352	1.2

Lotto (€ millions)
Core wagers	1,652.8	1,477.7	175.1	11.8
Wagers for late numbers	93.3	200.2	(106.9)	(53.4)
	1,746.1	1,677.9	68.2	4.1

Instant Tickets
Total sales (in millions)	€2,436.5	€2,408.6	€27.9	1.2
Total tickets sold (in millions)	496.1	483.3	12.8	2.6
Average price point	€4.91	€4.98	€(0.07)	(1.4)

Machine Gaming (€ millions)
VLT wagers	1,429.8	1,578.8	(149.0)	(9.4)
AWP wagers	1,182.9	1,192.2	(9.3)	(0.8)
Total wagers	2,612.7	2,771.0	(158.3)	(5.7)

(Installed at the end of December)
VLT’s installed	10,956	10,596	360	3.4
AWP machines installed	65,316	70,203	(4,887)	(7.0)
Total machines installed	76,272	80,799	(4,527)	(5.6)

Sports Betting (€ millions)
Fixed odds sports betting and other wagers	250.4	233.8	16.6	7.1

Interactive Gaming (€ millions)
Interactive gaming wagers	456.2	525.4	(69.2)	(13.2)

	For the year ended
	December 31,		Change
(€ thousands)	2014	2013	€	%
Service revenue
Lotto	424,932	407,612	17,320	4.2
Instant tickets	370,165	377,434	(7,269)	(1.9)
Lottery	795,097	785,046	10,051	1.3

Lotto (€ millions)
Core wagers	6,170.6	5,678.5	492.1	8.7
Wagers for late numbers	458.7	654.2	(195.5)	(29.9)
	6,629.3	6,332.7	296.6	4.7

Instant Tickets
Total sales (in millions)	€9,403.3	€9,573.8	€(170.5)	(1.8)
Total tickets sold (in millions)	1,902.9	1,970.8	(67.9)	(3.4)
Average price point	€4.94	€4.86	€0.08	1.6

Machine Gaming (€ millions)
VLT wagers	5,599.9	6,458.5	(858.6)	(13.3)
AWP wagers	4,510.9	4,532.4	(21.5)	(0.5)
Total wagers	10,110.8	10,990.9	(880.1)	(8.0)

(Installed at the end of December)
VLT’s installed	10,956	10,596	360	3.4
AWP machines installed	65,316	70,203	(4,887)	(7.0)
Total machines installed	76,272	80,799	(4,527)	(5.6)

Sports Betting (€ millions)
Fixed odds sports betting and other wagers	893.3	778.5	114.8	14.7

Interactive Gaming (€ millions)
Interactive gaming wagers	1,812.2	1,990.9	(178.7)	(9.0)

GTECH S.P.A. AND SUBSIDIARIES

NET FINANCIAL POSITION

	December 31,
(€ thousands)	2014	2013	Change

Cash at bank	256,757	416,787	(160,030)
Cash on hand	4,427	2,331	2,096
Cash and cash equivalents	261,184	419,118	(157,934)

Current financial receivables	10,386	12,273	(1,887)

Capital Securities	747,658	46,406	701,252
Dividends payable	129,594	—	129,594
Other	193,613	190,444	3,169
Current financial debt	1,070,865	236,850	834,015

Net current financial debt (cash)	799,295	(194,541)	993,836

Facilities	721,938	150,446	571,492
2010 Notes (due 2018)	484,837	496,128	(11,291)
2012 Notes (due 2020)	472,229	492,851	(20,622)
Capital Securities	45,207	743,803	(698,596)
2009 Notes (due 2016)	—	756,558	(756,558)
Other	61,972	62,074	(102)
Non current financial debt	1,786,183	2,701,860	(915,677)

Net financial position	2,585,478	2,507,319	78,159

GTECH S.P.A. AND SUBSIDIARIES

DEBT

	December 31,
(€ thousands)	2014	2013
Long-term debt, less current portion
Revolving Credit Facilities	721,938	—
2010 Notes (due 2018)	484,837	496,128
2012 Notes (due 2020)	472,229	492,851
Capital Securities	45,280	743,803
2009 Notes (due 2016)	—	756,558
Facilities	—	150,446
Other	1,454	1,474
	1,725,738	2,641,260

Short-term borrowings
Short-term borrowings	8,895	851
	8,895	851

Current portion of long-term debt
Capital Securities	747,585	46,406
2010 Notes (due 2018)	24,549	24,549
2012 Notes (due 2020)	14,408	14,408
Revolving Credit Facilities	189	—
Facilities	—	125,901
2009 Notes (due 2016)	—	2,926
Other	147	306
	786,878	214,496

Total debt	2,521,511	2,856,607

GTECH S.P.A. AND SUBSIDIARIES

INTEREST EXPENSE

	For the three months ended		For the year ended
	December 31,		December 31,
(€ thousands)	2014	2013	2014	2013

Capital Securities	(16,133)	(16,133)	(64,531)	(64,531)
Bridge facility	(24,524)	—	(41,753)	—
2009 Notes (due 2016)	(6,651)	(9,374)	(34,501)	(37,395)
2010 Notes (due 2018)	(7,238)	(6,928)	(28,041)	(27,696)
2012 Notes (due 2020)	(4,945)	(4,631)	(18,852)	(18,509)
Facilities	(1,997)	(2,889)	(9,183)	(11,360)
Revolving Credit Facilities	(2,280)	—	(2,280)	—
Other	(1,237)	(1,971)	(5,070)	(3,583)
	(65,005)	(41,926)	(204,211)	(163,074)

OPERATING SEGMENT INFORMATION

	Third-party revenue
	For the three months ended		For the year ended
	December 31,		December 31,
(€ thousands)	2014	2013	2014	2013
Operating Segments
Italy	434,490	450,104	1,745,180	1,737,090
Americas	261,474	238,392	988,703	994,085
International	113,375	84,492	335,222	331,117
	809,339	772,988	3,069,105	3,062,292

Purchase accounting	147	132	548	542
	809,486	773,120	3,069,653	3,062,834

	Operating income
	For the three months ended		For the year ended
	December 31,		December 31,
(€ thousands)	2014	2013	2014	2013
Operating Segments
Italy	92,515	114,568	543,467	499,661
Americas	25,191	20,484	88,599	122,164
International	34,717	10,242	73,756	50,655
	152,423	145,294	705,822	672,480

Corporate support	(39,710)	(27,383)	(83,170)	(56,065)
Purchase accounting	(15,742)	(14,126)	(55,623)	(57,283)
	96,971	103,785	567,029	559,132

GTECH S.P.A. AND SUBSIDIARIES

OPERATING SEGMENT INFORMATION

	Depreciation
	For the three months ended		For the year ended
	December 31,		December 31,
(€ thousands)	2014	2013	2014	2013
Operating Segments
Italy	20,145	21,304	74,280	75,395
Americas	36,086	33,799	135,730	136,566
International	5,484	4,907	19,507	18,885
	61,715	60,010	229,517	230,846

Corporate support	3,886	4,865	14,940	16,321
Purchase accounting	787	1,588	5,020	7,432
	66,388	66,463	249,477	254,599

	Amortization
	For the three months ended		For the year ended
	December 31,		December 31,
(€ thousands)	2014	2013	2014	2013
Operating Segments
Italy	37,546	36,559	145,639	139,977
Americas	1,642	1,452	6,136	1,452
International	154	1	154	3
	39,342	38,012	151,929	141,432

Corporate support	380	96	832	406
Purchase accounting	15,103	10,088	53,575	47,846
	54,825	48,196	206,336	189,684

	Impairment loss (recovery), net
	For the three months ended		For the year ended
	December 31,		December 31,
(€ thousands)	2014	2013	2014	2013
Operating Segments
International	(1,091)	5,470	229	3,445
	(1,091)	5,470	229	3,445

Purchase accounting	—	2,613	(2,424)	2,613
	(1,091)	8,083	(2,195)	6,058

GTECH S.P.A. AND SUBSIDIARIES

GEOGRAPHIC INFORMATION

	For the year ended December 31,
(€ thousands)	2014	2013
Total Revenue
Italy	1,753,422	1,752,545
United States	800,396	719,918
United Kingdom	77,732	72,843
Canada	33,352	117,860
Other	404,751	399,668
	3,069,653	3,062,834

	December 31,
(€ thousands)	2014	2013
Non-Current Assets
United States	3,668,770	3,298,051
Italy	1,622,020	1,784,834
United Kingdom	94,960	60,177
Sweden	71,651	80,533
Other	159,256	153,863
	5,616,657	5,377,458

GTECH S.p.A.

STATEMENT OF FINANCIAL POSITION

(thousand of euro)

	December 31, 2014	December 31, 2013

ASSETS
Not current assets
System, equipment and other assets related to contracts, net	59,113	80,093
Goodwill	436,662	622,897
Intangible assets, net	20,156	20,799
Investments in associates and other companies	3,631,727	3,739,733
Equity investments	896	632
Other non-current assets	275,480	601,052
Total non-current assets	4,424,035	5,065,205

Current assets
Inventories	1,825	2,395
Trade and other receivables	1,553,841	96,413
Current financial assets	158,362	193,731
Other current assets	24,686	10,241
Cash and cash equivalents	10,038	158,559
Total current assets	1,748,753	461,338
TOTAL ASSETS	6,172,787	5,526,543

LIABILITIES
Equity
Share capital	174,976	173,992
Legal Reserve	34,798	34,491
Share premium reserve	1,651,498	1,717,261

Treasury shares	(40,211)	—
Other reserves	1,061,975	75,586

Profit (loss) carried forward	7,549	27,198
Net income	142,730	34,339
Total equity	3,033,315	2,062,867

Not current liabilities
Long-term debt, less current portion	1,158,633	2,586,794
Staff severance fund (TFR fund)	7,156	6,144
Deferred income taxes	99,224	89,738

Long-term provisions	1,184	170
Total non-current liabilities	1,266,197	2,682,846

Current liabilities
Trade and other payables	146,182	118,336
Short-term borrowings	855,086	519,474
Current portion of long-term debt	785,170	88,290
Other current liabilities	70,870	51,288
Income taxes payable	15,967	3,443
Total current liabilities	1,873,275	780,831
TOTAL EQUITY AND LIABILITIES	6,172,787	5,526,543

- GTECH S.p.A. —

INCOME STATEMENTS

(thousand of euro)

	December 31,	December 31,
	2014	2013

Revenues	418,962	402,784
Other revenues	162,309	141,273
Total revenues	581,271	544,057

Capitalization of internal construction costs - labour	(1,475)	(2,839)
Raw material, services and other costs	199,198	202,334
Personnel costs	120,197	116,983
Depreciations and amortizations	38,024	30,116

Credit writedown	(3)	60
Total costs	355,941	346,654

Unusual operating costs	7,169	—

Operating income	218,162	197,403

Dividends	203,079	42,390

Equity income (loss)	914	659

Interest incomes and other incomes	22,820	22,391

Interest expenses and other expenses	(182,086)	(165,656)

Foreign exchange gains (loss)	129	(111)

Unusual financial expenses, net	(64,678)	—
	(19,821)	(100,327)

Financial assets value adjustments	(3,833)	—
Gross income	194,507	97,076

Income tax expense	(51,777)	(62,737)
Net income	142,730	34,339

GTECH S.p.A.

CASH FLOW STATEMENT

(Euros)

	For the year ended December 31,
	2014	2013
Net cash flows from operating activities	217,781,936	168,946,220

Cash flows from investing activities
Dividends collected from reserves	—	45,695,516
Dividends collected from net income	203,729,262	43,189,813
Unpaid purchases	7,309,392	19,251,113
Proceeds from sale of assets	45,456	266,836
Guarantees	35,280	150,301
Venture capital investment	(1,374,424)	(793,552)
Reserve payments to Related Parties	54,272,396	(4,100,000)
Purchases last exercises, paid in the current exercise	(10,048,756)	(8,225,246)
Purchases of intangible assets	(10,023,735)	(14,400,467)
Purchases of fixed assets	(5,818,101)	(20,989,646)
Capital increases	(30,690,000)	—
Companies constitution	(638,885)	—
Piano di Buy Back	(40,211,262)	—
Net cash flow from investing activities	166,586,623	60,044,668

Cash flows from financing activities
Related party receivables	371,349,560	(129,250,047)
Dividends paid	(130,525,003)	(125,919,946)
Interests paid on Capital Securities	(61,875,000)	(61,875,000)
Interests paid on Euro Bond 750 (due 2016)	(40,313,000)	(40,312,500)
Interests paid on Euro Bond 500 (due 2018)	(26,875,000)	(26,875,000)
Redemption Euro Bond 750 (due. 2016)	(810,402,000)	—
Related party liabilities	88,849,636	(8,932,104)
Financial lease paid	(6,972,394)	(7,201,516)
Interests paid on Euro Bond 500 (due 2020)	(17,500,000)	(4,315,000)
Revolver Facility commissions	(1,793,637)	(1,282,828)
Other interests paid	(921,778)	(827,600)
SW Holding S.p.A. quotes	(72,183,236)	—
Revolver line	150,000,000	—
Debt related to Bridge Facility not paid	13,972,910	—
Interests paid on Revolver Facility	—	(29,500)
Bank liabilities	8,201,793	703,298
Interests on receivables	279,272	789,978
Swap option collected	—	4,131,529
Stock options	3,818,826	15,745,330
Net cash flow from (used in) financing activities	(532,889,051)	(385,450,906)

Net increase (decrease) in cash and cash equivalents	(148,520,492)	(156,459,479)
Cash and cash equivalents at the beginning of the year	158,558,735	315,018,214
Cash and cash equivalents at the end of the year	10,038,243	158,558,735